

COMPETITIVE
TECHNOLOGIES
Unlocking the Potential of Innovation®

Dear Fellow Shareholder:

You are cordially invited to attend the Competitive Technologies, Inc. Annual Meeting of Shareholders on Thursday, May 24, 2012, at 10:00 a.m. (ET). The meeting will be held at the Norwalk Inn & Conference Center, 99 East Avenue, Norwalk, Connecticut 06851; phone (203) 838-2000.

The matters to be acted upon are described in the accompanying notice of Annual Meeting and Proxy Statement. At the meeting, we will also report on our Company's commercialization of our Calmare® pain therapy medical device, including marketing and selling the device. I look forward to discussing how we have reduced costs and improved the prospects for future profitability as well as responding to any questions you may have.

This year we are pleased to again apply the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to stockholders primarily over the Internet. We believe this method should expedite receipt of your proxy materials, lower costs of our Annual Meeting and help conserve natural resources. We encourage you to vote via the Internet by following the links to the Proxy Statement and Annual Report, which are all available at *www.proxyvote.com.*

YOUR VOTE IS VERY IMPORTANT. I urge you to vote "FOR" all proposals.

Please review your proxy materials carefully and vote today.

On behalf of the Board of Directors, I express appreciation for your continued support toward the profitable growth of CTTC. We look forward to seeing you at the Annual Meeting.

Very truly yours,

Johnnie D. Johnson
Chief Executive Officer

Fairfield, Connecticut
April 13, 2012

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COMPETITIVE TECHNOLOGIES, INC.
1375 Kings Highway East
Fairfield, Connecticut 06824

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of Competitive Technologies, Inc. will be held at Norwalk Inn & Conference Center, Norwalk, Connecticut, on Thursday, May 24, 2012, at 10:00 a.m. local time. At the meeting, the holders of our outstanding stock will act on the following matters:

1. election of five Directors to serve until the next Annual Meeting of Shareholders or until their respective successors have been elected and qualified;

2. authorization to amend the Articles of Incorporation to increase capitalization to 40,000,000 shares of common stock, par value $0.01 and 35,920 shares of preferred stock, par value $25.00;

3. ratification of the selection of Mayer Hoffman McCann, CPA's as our independent registered public accounting firm for the fiscal year ending December 31, 2012; and

4. such other business as may properly come before the meeting and any adjournment or postponement thereof.

The board recommends that you vote **FOR** election of the nominated slated of directors; **FOR** authorization to amend the Articles of Incorporation; and **FOR** ratification of the appointment of Mayer Hoffman McCann, CPAs as our independent registered public accounting firm for the fiscal year 2012 ending December 31, 2012.

Only shareholders of record at the close of business on March 26, 2012, will be entitled to notice of and to vote at the Annual Meeting of Shareholders and any adjournment or postponement thereof.

WE URGE YOU TO VOTE YOUR SHARES PROMPTLY. Please refer to the specific voting instructions.

By Order of the Board of Directors,

Johnnie D. Johnson
Chief Executive Officer

Fairfield, Connecticut
April 13, 2012

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet under rules adopted by the U.S. Securities and Exchange Commission (SEC), instead of mailing printed copies of those materials to each shareholder. Our shareholders are receiving a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our Proxy Statement and our Annual Report. The Notice of Internet Availability of Proxy Materials also instructs you on how to access your proxy card to vote via the Internet or telephone.

This process is designed to expedite shareholders' receipt of proxy materials, lower the cost of the Annual Meeting and help conserve natural resources. If you would prefer to continue to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

How to Vote

If your shares are held by a broker, bank or other stockholder of record exercising fiduciary powers which holds securities of record in nominee name or otherwise, typically referred to as being held in "street name", you may receive a separate voting instruction form, or you may need to contact your broker, bank or other stockholder of record to determine whether you will be able to vote electronically via the Internet or telephone.

As a reminder, your broker will NOT be able to vote your shares with respect to the election of directors if you have not provided directions to your broker. We strongly encourage you to submit your proxy card and exercise your right to vote as a shareholder.

If you are a stockholder with shares registered in your name, you may vote by either of the following methods:

- **Vote via the Internet**, by going to the web address *www.proxyvote.com* and following the instructions for Internet voting.

- **Vote by Telephone**, by dialing 1-800-690-6903 and following the instructions for telephone voting.

PLEASE NOTE THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER STOCKHOLDER OF RECORD AND YOU WISH TO VOTE AT THE ANNUAL MEETING, YOU WILL NOT BE PERMITTED TO VOTE IN PERSON AT THE ANNUAL MEETING UNLESS YOU FIRST OBTAIN A LEGAL PROXY ISSUED IN YOUR NAME FROM THE RECORD HOLDER.

COMPETITIVE TECHNOLOGIES, INC.

_____

**PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS**

_____

The Board of Directors is furnishing shareholders this proxy statement to solicit proxies to be voted at the Annual Meeting of Shareholders of Competitive Technologies, Inc. ("CTTC"), a Delaware corporation. The meeting will be held on Thursday, May 24, 2012, at 10:00 a.m. local time at Norwalk Inn & Conference Center, 99 East Avenue, Norwalk, Connecticut.

Voting Rights and Solicitation of Proxies

Record Date. The record date for the Annual Meeting is the close of business on March 26, 2012. Only shareholders of record on that date will be entitled to notice of, and to vote at, the Annual Meeting.

Quorum. The Company's bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote generally in the election of directors, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining the presence of a quorum.

Voting Your Proxy. Exercise your vote in accordance with the method of your choice, via the Internet or by telephone. The proxy will be voted as you direct. In the event no directions are specified, your shares will be voted (1) **FOR** the election of the nominees named below as directors; and (2) FOR the authorization to amend the Articles of Incorporation; and (3) **FOR** the ratification of the selection of Mayer Hoffman McCann, CPA's; and at the discretion of the designated proxy holders as to other matters that may properly come before the Annual Meeting.

If you are a shareholder of record, holding a stock certificate registered in your name on the books of our transfer agent, American Stock Transfer & Trust Company, as of the close of business on March 26, 2012, and attend the meeting, you may vote in person at the meeting on proxies available at the meeting for that purpose, or revoke a previously submitted proxy and complete a new proxy.

If your shares are held in a stock brokerage account with you as a beneficial owner, your broker will **not** be able to vote your shares with respect to the election of directors if you have not provided directions to your broker. We strongly encourage you to exercise your right to vote as a shareholder. In order to do so,

- you must return your voting instructions to your broker or nominee, the holder of record, **or**
- you must vote your shares through your broker or nominee via the internet or by phone, **or**
- if you wish to vote in person at the meeting, you must obtain from the record holder and bring to the meeting a proxy **signed by the record holder** identifying you as the beneficial owner of the shares and giving you the right to vote the shares at the meeting. (You may **not** use the voting instruction form provided by your broker or nominee to vote in person at the meeting.)

Revoking Your Proxy. You may revoke your proxy at any time before the voting closes by notifying us; no formal procedure is required. Votes are tabulated by an independent agent, and reported at the Annual Meeting.

We intend to make available to our shareholders this proxy statement, including the Notice of Annual Meeting of Shareholders, on or about April 13, 2012.

Holders of common stock and of preferred stock at the close of business on the record date of March 26, 2012, are entitled to vote at the meeting:

Common stock	14,830,204 shares outstanding, one vote per share
Preferred stock	2,427 shares outstanding, one vote per share
Class C Convertible Preferred Stock	375 shares outstanding, 1,000 votes per share, each share convertible to 1,000 shares of common stock

If you abstain from voting, your shares will be counted as shares present and entitled to vote in determining the presence of a quorum for the meeting, but will not be voted in determining approval of any matter submitted to shareholders for a vote. An abstention will have the same effect as a negative vote on a matter submitted to shareholders for a vote. If a broker indicates that it does not have discretionary authority to vote on a particular matter, broker non-votes, those shares will be counted as shares present in determining the presence of a quorum for the meeting but will not be considered present or entitled to vote with respect to that particular matter.

1. ELECTION OF DIRECTORS

A board of five directors, constituting the entire Board of Directors in accordance with the Company's amended Bylaws, effective March 31, 2012, will be elected at the Annual Meeting by the shareholders of the Company to hold office until their successors have been elected and qualified. It is intended that, unless authorization to do so is withheld, the proxies will be voted "**FOR**" the election of the director nominees named below. Each nominee has consented to be named in this Proxy Statement and to serve as a director if elected. However, if any nominee becomes unable to stand for election as a director at the Meeting, an event not now anticipated by the Board, the proxy will be voted for a substitute designated by the Board.

All nominees are named below with brief statements of their principal occupation and other information. There are no family relationships among our executive officers and directors. Based on its review of the relationships between its existing directors, as director nominees, and CTTC, the Board of Directors has affirmatively determined that if these nominees are elected, all of our directors will be independent under the rules of CTTC's Corporate Governance Principles.

Peter Brennan., 57, has been a director of our company since June 2011. Peter Brennan, MBA, CFA is a New York based investor who has worked over 30 years in the investment management business as an analyst and portfolio manager.

In 2004 Mr. Brennan founded Damel Investors LLC, a private partnership which invests in small technology companies. Since 2005 Mr. Brennan has been a director and a member of the audit committee of Sonomax Technologies Inc., a Montreal based hearing healthcare company. Mr. Brennan received his MBA from the University of Chicago in 1979 and his BA from Haverford College in 1977. He is a member and past Chairman of the Corporate Governance Committee of the New York Society of Security Analysts and received the 2001 Volunteer of the Year award from the NYSSA. Mr. Brennan was a member of the US Advocacy Committee of the CFA Institute and was a founding member of the Capital Markets Policy Council of the CFA Institute for Market Integrity, the global advocacy committee of the CFA Institute.

We believe Mr. Brennan's qualifications to serve on our Board of Directors include expertise in working with small medical device companies as well as his experience in the investment community and as an investor in the pharmaceutical, medical device and health care industries.

Richard D. Hornidge, Jr. 66, has been a director of our company since February 2007. Currently retired, Mr. Hornidge was an independent consultant for many years. From June 1984 through June 1989, Mr. Hornidge was President of Travis Associates, an employment agency. Mr. Hornidge was a program coordinator for Raytheon from 1973 through 1984, where he was involved in the Patriot Missile test equipment program. Mr. Hornidge received a BA from Boston University after serving in the U.S. Navy.

We believe Mr. Hornidge's qualifications to serve on our Board of Directors include his knowledge of and experience in human resources. In addition, as a long-time investor in the company he brings a historical perspective that has proven invaluable.

Rustin R. Howard, 55, has been a director of our company since October 2007. Mr. Howard is the Chairman of DeepGulf, Inc., which builds underwater pipelines and associated facilities in deep and ultra-deep offshore oil and gas production fields. Additionally, he is a principal of Whitesand Investments LLC, an angel investment organization, and a co-owner and officer of Silver Bullet Technology. Silver Bullet Technology, where he has been primarily responsible for corporate and financial oversight as well as strategic planning, manufactures and sells software for the banking and payment processing industry. In 1990, he founded and served as CEO and Chairman of Phyton, Inc., a world leader in the use of proprietary plant cell fermentation technology, including the production of paclitaxel, the active ingredient of Bristol-Myers Squibb's multi-billion dollar anticancer drug, Taxol®. Phyton was sold to DFB Pharmaceuticals, Inc. in 2003. Previously, Mr. Howard served as president and CEO of BioWorks

Inc., a biotechnology company he founded to develop, produce, and sell products that replace chemical pesticides. Mr. Howard earned his MBA from Cornell University's Johnson Graduate School of Management, where he focused his studies on entrepreneurship, and managing innovation and technology.

We believe Mr. Howard's qualifications to serve on our Board of Directors include his expertise in biotechnology and product development as well as his experience in technology and high-growth business development.

Robert G. Moussa, 65, has been a director of our company since January 2012. Robert Moussa currently serves as Chairman, President, and Chief Executive Officer of Dilon Diagnostics, having spent more than 30 years in the healthcare field. In addition to his role at Dilon, he has held a number of senior positions at both Sherwood Medical Industries and Mallinckrodt Medical. Mr. Moussa has extensive experience launching new products in the diagnostic, nuclear medicine and medical device markets.

Before joining Dilon Technologies, Inc., Mr. Moussa served as President and Chief Executive Officer of Robert Moussa & Associates, a consulting firm serving the pharmaceutical, biotechnology and healthcare industries. Prior to founding this firm, he served in a variety of executive positions with Mallinckrodt, Inc., St. Louis, Missouri, a $2.4 billion healthcare and chemical company. Mr. Moussa's most recent assignment at Mallinckrodt was President - International, a position he held from 1995 through 1997. Previously he served as President and Chief Executive Officer - Mallinckrodt Medical, Inc., Mallinckrodt's largest business unit with over $1 billion dollars in revenues (1992-1996). Before joining Mallinckrodt Medical in 1992, Mr. Moussa served as Mallinckrodt, Inc.'s Group Vice President - International Medical Products, Vice President and General Manager - Medical Products Europe, General Manager of Critical Care, Director of Business Operations and General Sales Manager. Prior to joining Mallinckrodt, Mr. Moussa held a number of positions during the period 1969 through 1976 with Sherwood Medical, United Kingdom, most recently as Director of Marketing. Mr. Moussa received his Baccalaureate from the Collge du Sacre-Cur, Beirut, Lebanon, in 1966 and his Bachelor of Science in Business Administration from Ealing University, London, England, in 1969. He has also completed executive seminars at the University of California at Berkley, the Aspen Institute, the Wharton Executive School and the Center for Creative Leadership.

We believe Mr. Moussa's qualifications to serve on our Board of Directors include his expertise in biotechnology and medical devices and his years of experience as a senior executive in leading companies the pharmaceutical and health care industries.

Stan K. Yarbro, Ph.D., 62, has been a director of our Company since March 2012. Stan Yarbro has extensive experience in market development of high technology solutions to a worldwide customer base. He recently retired as Executive Vice President, Worldwide Field Operations, for Varian Semiconductor Equipment Associates, a position he had held since 2004. Prior to Varian, Dr. Yarbro served in various executive capacities at KLA-Tencor Corporation, in the semi-conductor industry. He currently serves on the boards of FSI International and Carbon Design Innovations and has previously served on the boards of Electrogas, Inc. and Molecular Imaging where he worked closely with the organizations to develop and improve sales and marketing strategies. Dr. Yarbro holds a Ph.D. in Analytical Chemistry from Georgia Institute of Technology and a B.S.in Chemistry from Wake Forest University.

We believe Mr. Yarbro qualifications to serve on our Board of Directors include his expertise in technology and high-growth business development.

Vote Required

The affirmative vote of a plurality of the shares our common stock represented in person or by proxy at the Annual Meeting is necessary for the election of the individuals named above. There is no cumulative voting in elections of directors. Unless otherwise specified, proxies will be voted in favor of the four nominees described above.

Recommendation

Our Board of Directors recommends that shareholders vote **FOR** the election of each of the individuals named above.

CORPORATE GOVERNANCE

CTTC's Corporate Governance Principles, Corporate Code of Conduct, the Committee Charters for the Audit Committee and the Nominating and Corporate Governance Committee of the Board of Directors, the unofficial restated Certificate of Incorporation and the By-Laws are all available on our website at *www.competitivetech.net/investors/governance.html*.

Board Meetings and Committees

The Board has three committees, with current membership as follows:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Stan Yarbro, Chairman	Robert Moussa, Chairman	Peter Brennan, Chairman
Peter Brennan	Richard D. Hornidge, Jr.	Robert Moussa, M.D.
Rustin Howard	Stan Yarbro	Rustin Howard

During the fiscal year ended December 31, 2011, the membership of the Board committees was as follows:

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
William L. Reali, Chairman	Richard D. Hornidge, Jr., Chairman	Rustin Howard, Chairman
Richard D. Hornidge, Jr.	Rustin Howard	Joel M. Evans, M.D.
Peter Brennan	Joel M. Evans, M.D.	Peter Brennan

During the fiscal year ended December 31, 2011, the board of directors met 3 times. The makeup of the Board has shifted during the course of fiscal 2011, with Mr. Brennan joining the Board in June 2011, Mr. William Reali (former Director and former Chairman of the Board of Directors) resigning from the chairmanship in December 2011 and from the Board in January 2012; and Dr. Joel Evans, M.D. serving as a Director throughout fiscal 2011, and resigning from the Board in March 2012.

The audit committee held four meetings during the fiscal year ended December 31, 2011. The compensation committee held two meetings during the fiscal year ended December 31, 2011. The nominating and corporate governance committee held one meeting during fiscal year ended December 31, 2011. In 2011, all directors attended at least 75% of all meetings of the board of directors and the committees on which they served after becoming a member of the board or committee. We expect all directors to attend the next Annual Meeting barring unforeseen circumstances or irresolvable conflicts.

Audit Committee

The function of the Audit Committee is to assist the Board in fulfilling its responsibility to the shareholders relating to our corporate accounting matters, financial reporting practices, and the quality and integrity of our financial reports. The Audit Committee's purpose is to assist the Board with overseeing:

- the reliability and integrity of our financial statements, accounting policies, internal controls and disclosure practices;
- our compliance with legal and regulatory requirements, including our disclosure controls and procedures;
- our independent auditor's qualifications, engagement, compensation, and independence;

- the performance of our independent auditor; and
- the production of an annual report of the Audit Committee for inclusion in our annual proxy statement.

The Audit Committee is to be comprised of not less than three of our independent directors. The Board has determined that each member of the Audit Committee is an independent director in accordance with applicable legal or regulatory requirements. It has also determined that each member is financially literate and has identified Mr. Howard as an audit committee financial expert as defined by the Securities and Exchange Commission.

Compensation Committee

The purpose of the Compensation Committee is to:

- review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and determine and approve the CEO's compensation level based on this evaluation;
- review and approve the compensation of our other officers based on recommendations from the CEO;
- review, approve and make recommendations to the Board with respect to incentive compensation plans or programs, or other equity-based plans or programs, including but not limited to our Annual Incentive Plan, and our 401(k) Plan; and
- produce an annual report of the Compensation Committee on executive compensation for inclusion in our annual proxy statement.

The Compensation Committee is to be comprised of not less than three of our independent directors. The Board has determined that each member of the Compensation Committee is an independent director in accordance with applicable legal or regulatory requirements.

Nominating and Corporate Governance Committee

The purpose of the Nominating Committee is to:

- identify individuals qualified to become members of the Board, consistent with criteria approved by the Board;
- recommend to the Board, candidates for all directorships to be filled by the Board or our shareholders;
- in consultation with the Chairman of the Board, recommend to the Board, members of the Board to be appointed to committees of the Board and the chairpersons thereof, including filling any vacancies;
- develop and recommend to the Board a set of corporate governance principles applicable to us;
- oversee, evaluate and monitor the Board and its individual members, and our corporate governance principles and procedures; and
- fulfill such other duties and responsibilities as may be set forth in its charter or assigned by the Board from time to time.

The Nominating Committee is to be comprised of not less than three of our independent directors. The Board has determined that each member of the Nominating Committee is an independent director in accordance with applicable legal or regulatory requirements.

The Nominating Committee will consider nominees recommended by shareholders but have not designated any special procedures shareholders need to follow to submit those recommendations. The

Nominating Committee has not designated any such procedures because as discussed below under the heading "Shareholder Communications to the Board," shareholders are free to send written communications directly to the Board, committees of the Board, and/or individual directors, at our corporate address in care of our Secretary.

Shareholder Communications to the Board

Shareholders may send communications in writing to the Board, committees of the Board, and/or to individual directors, at our corporate address in care of our Secretary. Written communications addressed to the Board are reviewed by the Chairman of the Board for appropriate handling. Written communications addressed to an individual Board member are forwarded to that person directly.

Beneficial Ownership of Shares

The following information indicates the beneficial ownership of our stock by each director nominee, and by each person known to us to be the beneficial owner of more than 5% of our outstanding stock. The indicated owners, with sole voting and investment power, furnished such information to us as of March 26, 2012, except as otherwise indicated in the footnotes.

Names of Beneficial Owners (and address, if ownership is more than 5%)	Amount Beneficially Owned [1]	Percent (%)
Director nominees		
Peter Brennan [3]	1,379,386 [2]	9.3
Richard D. Hornidge, Jr.	141,865 [2]	*
Rustin Howard	93,255 [2]	*
Robert G. Moussa	10,000 [2]	*
Stan Yarbro	118,242 [2]	*
Director nominees total:	1,742,748	11.8
Five percent beneficial owners		
William L. Waters Ltd. [4] 2221 Yonge Street, Suite 507, Toronto, Ontario, Canada	690,126	4.6
Joseph M Finley Suite 2300, 150 South Fifth St., Minneapolis, MN 55402	861,288	5.8

* Less than 1%
(1) Designated person or group has sole voting and investment power.
(2) Persons listed below have the right to acquire the listed number of shares upon exercise of stock options:

Name	Right to Acquire
Peter Brennan	10,000
Richard D. Hornidge, Jr.	40,000
Rustin Howard	50,000
Robert G. Moussa	10,000
Stan Yarbro	10,000
Directors nominees total	120,000

(3) A group consisting of Damel Diversified LP, Damel Partners LP, Lisl Brennan Family Trust 2005, and Peter Brennan
(4) Designated person or group beneficially owns 315,126 shares after converting 375 shares of Class C Convertible Preferred Stock in June 2011, and has the right to acquire an additional 375,000 shares upon conversion of an additional 375 shares of Class C Convertible Preferred Stock.

On March 26, 2012, the stock transfer records maintained by us with respect to our Preferred Stock showed that the largest holder of Preferred Stock owned 500 shares; the largest owner of Class C Convertible Preferred Stock owned 375 shares. No directors own Preferred Stock.

DIRECTOR COMPENSATION

Each of our non-employee directors is paid an annual cash retainer of $10,000, paid quarterly in arrears, for their services to the Company. Prior to January 2011, directors were also issued shares of common stock pursuant to our 1996 Directors Stock Participation Plan, as amended, and were granted stock options to purchase common stock pursuant to our 2000 Directors Stock Option Plan, both as described below. In addition, effective in fiscal year 2005, the Chairman of the Board, if a non-employee, and the Chairman of the Audit Committee are paid annual stipends for the additional responsibilities and time commitments required of them. Beginning January 1, 2011, the annual stipends for serving as Chairman of the Board, if a non-employee, and the Chairman of the Audit Committee were $60,000 and $6,400, respectively.

Each non-employee director is also paid $1,000 for each Board meeting attended and $500 for each committee meeting attended. All directors are reimbursed for out-of-pocket expenses incurred to attend Board and committee meetings.

On the first business day of January, each non-employee director who had been elected by the stockholders and had served at least one full year as a director was issued a number of shares of common stock equal to the lesser of $15,000 divided by the per share fair market value of such stock on the issuance date, or 2,500 shares. If a non-employee director were to leave the Board after serving at least one full year, but prior to the January issuance date, we will issue shares of common stock to the director on a pro-rata basis up to the termination date.

Non-employee directors were granted 10,000 fully vested, non-qualified stock options to purchase our common stock on the date the individual was first elected as a director, whether by the stockholders or by the Board, and was granted 10,000 options on the first business day of January thereafter, provided the individual was still a director. The stock options granted were at an exercise price not less than 100% of the fair market value of the common stock at the grant date and had a term of five (5) years from date of grant; options granted under earlier, now expired plans had ten year terms. If an individual's directorship terminated because of death or permanent disability, the stock options may be exercised within one year after termination. If the termination was for any other reason, the stock options may be exercised within 180 days after termination. However, the Board had the discretion to amend previously granted stock options to provide that such stock options may continue to be exercisable for specified additional periods following termination. In no event may a stock option be exercised after the expiration of its term.

The following table summarizes the total compensation awarded to, earned by or paid by us for services rendered during fiscal year 2011 ended December 31, 2011, to the non-employee Board of Director members:

Name	Fees Earned or Paid in Cash[3][4]	Option Awards [1]	Other Equity Compensation [2]	Total
Peter Brennan[5]	$ 9,833	$ -	$ -	$ 9,833
Joel M. Evans, M.D.[6]	$ 14,000	$ 12,820	$ 11,450	$ 38,270
Richard D. Hornidge, Jr.	$ 22,000	$ 12,820	$ 4,450	$ 39,270
Rustin Howard	$ 13,500	$ 12,820	$ 10,450	$ 36,770
William L. Reali[7]	$ 76,005	$ 12,820	$ 4,450	$ 93,275
Robert G. Moussa[8]	-	-	-	-
Stan Yarbro, Ph.D. [8]	-	-	-	-

1) Each director serving on January 3, 2011 received a stock option for 10,000 shares of common stock in July 2011 at $1.83 per share under the 2011 Directors Stock Option Plan approved by the Board of Directors in May 2011. We estimated the fair value of stock awards at $1.282 per share using the Black-Scholes option valuation model with expected life of 5 years, risk free interest rate of 1.96%, volatility of 88.1% and dividend yield of 0.
2) Dr Evans received 4,964 shares of common stock in lieu of $7,000 in fees. Mr. Howard received 4,255 shares of common stock in lieu of $6,000 in fees.
3) This amount includes fees paid in 2011 for services rendered during the five months ended December 31, 2010 of $5,000 each for Dr. Evans and Mr. Hornidge, $3,500 for Mr. Howard and $23,500 for Mr. Reali.
4) This amount includes unpaid fees earned in 2011of $9,833 for Mr. Brennan, $9,000 for Dr. Evans, $10,000 each for Mr. Hornidge and Mr. Howard, and $14,505 for Mr. Reali.
5) Mr. Brennan was appointed to the Board on June 14, 2011, so did not serve a full year.
6) Dr. Evans served as a Director until his resignation, effective March 31, 2012.
7) Mr. Reali served as Chairman of the Board of Directors until December 9, 2011. He also served as Director and Chairman of the Audit Committee until his resignation in January 2012.
8) Director Nominees, Mr. Moussa and Mr. Yarbro were appointed in January 2012 and March 2012, respectively, and received no compensation during the fiscal year ended December 31, 2011.

Outstanding Equity Awards at December 31, 2011

Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date
Joel M. Evans, M.D.	10,000[2]	$1.83	5/1/16
	10,000[1]	$2.58	8/2/17
	10,000[1]	1.51	1/2/18
	10,000[1]	1.005	1/2/19
	10,000[1]	1.87	1/4/20
Richard D. Hornidge, Jr.	10,000[2]	$1.83	5/1/16
	10,000[1]	2.58	8/2/17
	10,000[1]	1.51	1/2/18
	10,000[1]	1.87	1/4/20
Rustin Howard	10,000[2]	$1.83	5/1/16
	10,000[1]	2.29	10/5/17
	10,000[1]	1.51	1/2/18
	10,000[1]	1.005	1/2/19
	10,000[1]	1.87	1/4/20
William L. Reali	10,000[2]	$1.83	5/1/16
	10,000[1]	2.58	8/2/17
	10,000[1]	1.51	1/2/18
	10,000[1]	1.005	1/2/19
	10,000[1]	1.87	1/4/20

(1) These stock options were granted pursuant to our 2000 Directors Stock Option Plan. The shares were vested immediately on issuance.
(2) These stock options were granted pursuant to our 2011 Employees' Directors' and Consultants' Stock Option Plan. The shares were vested immediately on issuance.

BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our directors and officers, and persons who own more than five percent of the Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC") SEC regulations require reporting persons to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports received or written representations from certain reporting persons, we believe all reporting persons complied with all applicable reporting requirements.

CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, DIRECTOR INDEPENDENCE

Our Board of Directors determined that when a director's services are outside the normal duties of a director, we compensate the director at the rate of $1,000 per day, plus expenses, which is the same amount we pay a director for attending a one-day Board meeting. We classify these amounts as consulting expenses, included in personnel and other direct expenses relating to revenues.

All of CTTC's Board Directors - Brennan, Hornidge, Howard, Moussa, and Yarbro - are considered to be independent directors.

REPORT OF THE COMPENSATION COMMITTEE

This report of the Compensation Committee (the "Committee") shall not be deemed incorporated by reference by any general statement incorporating the Proxy Statement by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Acts"), except to the extent that CTTC specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

CTTC's compensation program consists of base salary, bonus, stock options, other incentive awards and other benefits, which the Committee generally reviews annually. The Committee's overall philosophy is to align compensation with our business strategy and to support achievement of our long-term goals. In order to attract and retain competent executives, we believe it is essential to maintain an executive compensation program that provides overall compensation competitive with that paid to executives with comparable qualifications and experience.

In May 2011, the Committee presented the 2011 Employees', Directors' and Consultants' Stock Option Plan ("The 2011 Plan") to the Board of Directors, which voted to approve it. The 2011 Plan was filed 2011with the U.S. Securities and Exchange Commission as Exhibit 10.1 of the Registration Statement on Form S-8 filed on May 26, 2011.

The Board of Directors is in the process of reviewing all compensation plans to assure effectiveness and fiduciary responsibility.

Compensation Committee Report:

We have reviewed and discussed with management certain Executive Compensation and Compensation Discussion and Analysis provisions to be included in the Company's Annual Report on

Form 10-K, filed pursuant to the Securities Exchange Act of 1934, as amended (the "Annual Report"). Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the Executive Compensation and Compensation Discussion and Analysis provisions referred to above be included in the Company's Annual Report.

Submitted by the Compensation Committee of the Board of Directors

Richard D. Hornidge, Jr. (Chairman)
Rustin Howard   Joel Evans, M.D.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee reviewed and discussed with management our audited financial statements as of and for the year ended December 31, 2011, as well as our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the year ended December 31, 2011, before those reports were filed.

The Audit Committee discussed with our independent registered accountants, Mayer Hoffman McCann, CPA's, the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as issued, modified or supplemented.

The Audit Committee received the written disclosures from Mayer Hoffman McCann required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," as issued, modified or supplemented. The Audit Committee discussed with Mayer Hoffman McCann their independence from management and from CTTC.

The Audit Committee discussed with Mayer Hoffman McCann the overall scope, plans and budget for its audit. In addition, the Audit Committee meets with Mayer Hoffman McCann regularly, with or without management present, to discuss the results of Mayer Hoffman McCann's examination, evaluation of CTTC's internal controls, and the overall quality of CTTC's financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements as of and for the five months ended December 31, 2010 and the year ended December 31, 2011, be included in our Annual Report on Form 10-K for the year ended December 31, 2011.

Audit Committee:

William L. Reali (Chairman)
Peter Brennan   Richard D. Hornidge, Jr.

EXECUTIVE OFFICER

On September 3, 2010, the Board of Directors appointed Johnnie D. Johnson, managing member of IR Services, LLC, as Chief Executive Officer of the Company. The office of President is currently vacant.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We have a standing compensation committee on our Board. Our President, or in the absence of a president, our Chief Executive Officer, makes recommendations to the committee as to employee benefit programs and officer and employee compensation.

Johnnie D. Johnson is currently serving as Chief Executive Officer and Chief Financial Officer of the Company, per an amended consulting agreement with IR Services, LLC, a Connecticut company of which Mr. Johnson is managing member. Prior to September 2010, IR Services, LLC had a consulting agreement with CTTC to provide CTTC with managerial advice, investor relations services and public relation services. In September 2010, the Consulting Agreement was amended to include the provision of management services, specifically that of Chief Executive Officer. Per the Agreement, CTTC pays IR Services, LLC an additional $5,000 per month for the management services of Mr. Johnson, in addition to the $20,000 monthly fee for the aforementioned services still provided under the original agreement.

Annual Cash Bonus. In addition to the competitive annual base salary, we intend to reward executive officers each year for the achievement of specific goals, which may be financial, operational or technological. We consider objectively measurable goals, such as obtaining new investment capital, negotiating valuable contracts and achieving research and regulatory milestones, and more subjective goals, such as quality of management performance and consistency of effort. CTTC's objectives include operating, strategic and financial goals the board considers critical to CTTC's overall goal of building shareholder value. Our recommendations for cash bonuses also take into account CTTC's liquidity and capital resources in any given year.

Because CTTC did not meet its financial goals for the fiscal year and because of other concerns, the Compensation Committee of the Board of Directors determined not to award cash bonuses to any executive officers or to any employees for the fiscal year ended December 31, 2011, with the exception of $25,900 which was paid to one former employee.

The following table summarizes the total compensation awarded to, earned by or paid by us for services rendered by the 3 highest paid employees that served during the year ended December 31, 2011, the five months ended December 31, 2010 and the year ended July 31, 2010.

Name and Principal Position	Period	Salary	Bonus	Option Awards	All Other Compensation	Total
Former Executive Officer:						
John B. Nano [1] Chairman of the Board of Directors, President	Five months ended December 31, 2010	$ 33,654			$ 122,805[2]	$ 156,459
and Chief Executive Officer, Interim Chief Financial Officer	Year ended July 31, 2010	$ 350,000[3]			$ 42,124[4]	$ 392,124
Next Highest Paid Employees						
Aris D. Despo Executive Vice	Year ended December 31, 2011	$ 236,754	$ 29,600			266,354
President – Business Development	Five months ended December 31, 2010	$ 88,847			$ 38,461[5]	127,308
	Year ended July 31, 2010	$ 210,000[6]	-		$ 8,493[7]	$218,493
John P. Rafferty[8] Vice President and	Five months ended December 31, 2010	48,949				48,949
Controller	Year ended July 31, 2010	$115,000	-		$ 5,625[7]	$120,625
Laurie Murphy Accounting Manager	Year ended December 31, 2011	106,652	25,000[9]			131,652
Donna Mays Manager, Administrative Services	Year ended December 31, 2011	78,846	25,000[9]			103,846

(1) Mr. Nano left the Company in September 2010. Mr. Nano's salary did not include any additional compensation for serving as Chairman of the Board.

(2) Includes $104,346.17 deferred salary, $12,115.39 unused vacation and $6,343.15 car allowance

(3) Beginning in January 2009, Mr. Nano began deferring one half his salary until the company was in a stronger cash flow position. This amount includes deferred wages of $10,115. All deferred wages for Mr. Nano were paid upon his termination from the Company in September 2010.

(4) Includes $25,352 for payment of auto lease, $6,225 for auto repairs, and discretionary contribution of 7,126 shares of CTTC common stock (valued at $10,547) contributed to the Company's 401(k) plan.

(5) Represents $38,461 of deferred salary

(6) Represents discretionary contribution to 401(k) plan of 5,738 shares of CTTC common stock for Mr. Despo and 3,800 shares for Mr. Rafferty. No discretionary contributions to the Company's 401(k) were made in the five months ended December 31, 2010 or in the year ended December 31, 2011, on behalf of any employees.

(7) Beginning in January 2009, Mr. Despo began deferring a portion of his salary until the company was in a stronger cash flow position. This amount includes deferred wages of $16,153.

(8) Mr. Rafferty's employment with the Company was terminated in November 2010.

(9) Represents retention bonuses paid to certain employees during restructuring.

Grants of Plan Based Awards

There were no grants of plan-based awards during fiscal 2010 or fiscal 2009.

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options Exercisable[1]	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Price	Option Expiration Date
Aris D. Despo	30,000	-	2.25	9/28/17
Laurie Murphy	10,000	-	2.25	9/28/17
	5,000	-	2.33	8/18/16
	2,500	-	5.34	10/17/15
	3,000	-	3.72	8/12/14
	1,500	-	1.95	10/31/13
Donna Mays	10,000	-	2.25	9/28/17
	5,000	-	2.33	8/18/16
	2,500	-	5.34	10/17/15
	3,000	-	3.72	8/12/14
	3,000	-	1.95	10/31/13

(1) Option awards under our 1997 Employees Stock Option Plan.

Option Exercises During Fiscal Year 2010

There were no options exercised by employees during the year ended December 31, 2011.

Employment, Severance and Change of Control Arrangements

None

Other Arrangements

401(k) Retirement Savings Plan

We have an employee defined contribution plan qualified under section 401(k) of the Internal Revenue Code for all our employees who have attained the age of 21 and meet certain service requirements. The Plan has been in effect since January 1, 1997. Participation in the Plan is voluntary. Employees may defer compensation up to a specific dollar amount determined by the Internal Revenue Service for each calendar year. We do not make matching contributions, and employees are not allowed to invest in our stock under the Plan.

Our directors may authorize a discretionary contribution to the Plan, allocated according to the provisions of the Plan, and payable in shares of our common stock valued as of the date the shares are contributed. No contributions were authorized in the year ended December 31, 2011.

Annual Incentive Plan

The Competitive Technologies, Inc. Annual Incentive Plan was approved by our Board on November 22, 2005, replacing a prior plan. The Compensation Committee administers the Incentive Plan. The Compensation Committee may suspend or amend the Incentive Plan at any time from time to time, and the Board may terminate the Incentive Plan.

The Incentive Plan provides for eligible employees to earn an annual bonus incentive in cash. The targeted annual bonus incentive award is a percentage of the participant's salary earned during the plan year, as defined in the Incentive Plan, and is comprised of two parts, 50% of which is dependent upon attainment of financial performance metrics that serve as our company wide goals and objectives and are set at the beginning of the year, the Company Component; and 50% of which is dependent upon the individual's performance compared to each individual's pre-established goals and objectives, the Individual Component. If our financial performance is less than 70% of its goal, there will be no award for the Company Component. If our financial performance is more than 120% of its goal, then the Company Component award will increase to 125% of the award, and may, under certain conditions, as defined, increase up to a maximum of 200% of the award. If a participant meets his or her individual goals, we may pay the Individual Component regardless of whether the Company Component is met.

No payments were authorized or made under this plan for fiscal year 2011. Because CTTC did not meet its financial goals for the fiscal year 2010 and because of other concerns, the Compensation Committee of the Board of Directors determined not to award cash bonuses to any executive officers or to any employees for the fiscal year ended December 31, 2011, with the exception of $29,600 awarded to the former Executive Vice President, Business Development.

1997 Employees' Stock Option Plan

The 1997 Employees' Stock Option Plan provided for the granting of stock options to purchase our Common Stock. Stock options granted under the Stock Option Plan may have been incentive stock options pursuant to Section 422 of the Internal Revenue Code or non-statutory stock options. Stock options granted under the Stock Option Plan must have been granted at not less than 100% of the fair market value on the date of grant. The Compensation Committee determines the vesting period for the stock options. Stock options expire upon termination of the grantee's employment, or ten years after the grant date. In certain instances stock options which are vested or become vested upon the occurrence of an event or events specified by the Compensation Committee, may continue to be exercisable through up to ten years after the grant date, irrespective of the termination of the optionee's employment with us. No options were allowed to be granted pursuant to this plan after September 30, 2007.

At December 31, 2011, this table provides details of the remaining options awarded under this plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance (excluding options outstanding)
Equity compensation plans approved by security holders	113,000	$ 2.44	-

At March 26, 2012 the number of securities to be issued upon exercise of outstanding options was 113,000.

2. AUTHORIZATION TO AMEND THE ARTICLES OF INCORPORATION

The Amendment

The Board of Directors of CTTC has approved, and has submitted to the stockholders a resolution to amend the Articles of Incorporation of the company to increase authorized capital to 40,000,000 shares of common stock, par value $0.01 and 35,920 shares of preferred stock, par value $25.00. The only change to authorized capital stock is that we are increasing authorized common from 20 million to 40 million; no changes are being made to the preferred stock. The proposed amendment, a copy of which is included herein as Exhibit 3.1, reads in pertinent part as follows:

Article FOURTH of the Certificate of Incorporation filed with the Office of the Secretary of State of Delaware is hereby amended to read as follows:

"FOURTH. The total number of shares of stock of all classes of stock which the Corporation shall have authority to issue is 40,035,920 shares, of which 35,920 shares, with a par value of $25.00 each, are to be Preferred Stock, and 40,000,000 shares, with a par value of $.01 each, are to be common stock."

The amendment requires a vote of shareholders representing a majority of the outstanding shares of common stock of CTTC.

Purpose and Effect

The purpose of the increase in authorized capital stock is to permit the Company's officers and directors to obtain sufficient financing to enact its business plan. The Board of Directors believes that obtaining additional financing is essential to protect shareholder value and enable long term growth of the Company.

When issued, the additional shares of common stock authorized by the amendment will have the same rights and privileges as the shares of common stock currently authorized and outstanding. Holders of common stock have no preemptive rights and, accordingly, shareholders would not have any preferential rights to purchase any of the additional shares of common stock when such shares are issued. The Company does not presently have any agreements, arrangements or understandings with respect to the issuance of any of the newly authorized shares of common stock.

Having a substantial number of authorized but unissued shares of common stock that are not reserved for specific purposes will allow us to take prompt action with respect to corporate opportunities that develop, without the delay and expense of convening an annual meeting of shareholders for the purpose of approving an increase in the Company's capitalization. The issuance of additional shares of common stock may, depending upon the circumstances under which such shares are issued, reduce shareholders' equity per share and may reduce the percentage ownership of common stock by existing shareholders. It is not the present intention of the Board of Directors to seek shareholder approval prior to any issuance of shares of common stock that would become authorized by the amendment unless otherwise required by law or regulation.

The issuance of additional shares of common stock will result in percentage dilution of existing shareholders, however the Board of Directors believes the additional value added by any such issuance will surpass any dilution on a per-shareholder basis.

While it is not intended for such a purpose, the increase in the authorized number of shares of the Company's common stock under the amendment could be used by its Board of Directors to make more difficult, and thereby discourage, delay or prevent, an attempt to acquire control of the Company. For example, shares could be privately placed with supporters of the Company's Board of Directors, or issued to simply dilute the stock ownership and voting power of a third party seeking a change in control. Under Delaware law our Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of its shareholders; however the availability of additional unissued shares does make it possible for the Board to act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of its shareholders might believe to be in their best interests. The increase in authorized capital is not in response to any current attempt to effect a change in control.

3. ELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

Mayer Hoffman McCann CPAs ("Mayer Hoffman McCann") have been the independent registered public accountants for the company. Pursuant to an asset purchase agreement, our former independent public accounting firm, Mahoney Cohen & Company, CPA, P.C. was acquired by the New York practice of Mayer Hoffman McCann P.C. ("MHM"), and the shareholders of Mahoney Cohen became shareholders of MHM. Following its acquisition of Mahoney Cohen, MHM changed its name to MHM Mahoney Cohen CPAs ("MHM Mahoney Cohen"), effective December 31, 2008. On June 8, 2010, MHM Mahoney Cohen changed their name to Mayer Hoffman McCann CPAs (The New York Practice of Mayer Hoffman McCann P.C.).

Fees Billed by Principal Accountants – The following table presents fees for professional services billed by Mayer Hoffman McCann for the year ended December 31, 2011, the five months ended December 31, 2010 and the year ended July 31, 2010:

	Year ended December 31, 2011	**Five months ended December 31, 2010**	**Year ended July 31, 2010**
	Mayer Hoffman McCann	Mayer Hoffman McCann	Mayer Hoffman McCann
Audit fees	$143,635	$57,500	$114,445
Tax fees	1,215	-	824
Audit related fees [1]	12,899	-	17,278
Total	$157,749	$57,500	$132,547

(1)   Fees for S-1 and S-8 review.

Audit Committee Pre-Approval of Services of Principal Accountants

The Audit Committee has the sole authority and responsibility to select, evaluate, determine the compensation of, and, where appropriate, replace the independent auditor. After determining that providing the non-audit services is compatible with maintaining the auditor's independence, the Audit Committee pre-approves all audits and permitted non-audit services to be performed by the independent auditor, except for de minimus amounts. If it is not practical for the Audit Committee to meet to approve fees for permitted non-audit services, the Audit Committee has authorized its chairman, currently Mr. Yarbro, to approve them and to review such pre-approvals with the Audit Committee at its next meeting.

Ratification of Selection of Independent Public Accountants

The persons named in the enclosed proxy will vote to ratify the selection of Mayer Hoffman McCann as independent public accountants for the year ending December 31, 2012, unless otherwise directed by the shareholders. Shareholder ratification of Mayer Hoffman McCann as the Company's independent public accountants is not required by the Company's bylaw or otherwise. However, the Company is submitting selection of Mayer Hoffman McCann to the shareholders for ratification as a matter of good corporate practice. If the shareholders do not ratify the selection of Mayer Hoffman McCann as the Company's independent public accountants, the Audit Committee will reconsider the selection of such independent public accountants. If the selection is ratified, the Audit Committee may, in its discretion, direct the appointment of different independent public accountants at any time during the year if it determines that such a change would be in the best interest of the Company and its shareholders.

Vote Required

The affirmative vote of a majority of the shares of Common Stock present or represented by proxy at the Annual Meeting is necessary for the ratification of Mayer Hoffman McCann CPAs as independent public accountants for the fiscal year ended December 31, 2012.

Recommendation

Our Board of Directors recommends that shareholders vote **FOR** the ratification of Mayer Hoffman McCann CPSa as independent public accountants for the fiscal year ended December 31, 2012.

PROPOSALS OF SHAREHOLDERS

Shareholders who wish to present proposals under SEC Rule 14a-8 to be included in our Proxy Statement and form of proxy in connection with the May 2013 Annual Meeting of Shareholders, must submit those proposals so that we receive them no later than 120 days before the proxy availability date of our Proxy Statement in connection with that meeting. If we meet this year's proxy availability date of April 13, 2012, we must receive such proposals for next year's Annual Meeting no later than December 14, 2012

Shareholders who wish to present matters outside the processes of SEC Rule 14a-8 to be included in our Proxy Statement and form of proxy in connection with the May 2013 Annual Meeting of Shareholders, must submit notice of those matters so that we receive them no later than 45 days before the proxy availability date of our Proxy Statement in connection that meeting. If we meet this year's expected availability date of April 13, 2012, we must receive notice of such matters for next year's Annual Meeting no later than February 27, 2013. Notice received after February 27, 2013 will be untimely and subject to the discretionary authority described in the last sentence of this Proxy Statement.

GENERAL

We will pay the cost of soliciting proxies, including preparation, assembly, printing and mailing of the Notice of Internet Availability of Proxy Materials, and any additional information furnished to shareholders. Arrangements will be made to furnish solicitation materials to brokerage houses, custodians, nominees and other fiduciaries, holding in their names shares of common stock beneficially owned by others to forward to such beneficial owners. We will reimburse these third-parties for reasonable out-of-pocket expenses. Solicitation of proxies by mail may be supplemented by telephone, telegram, electronic transmission or personal solicitation by our directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services. We have retained Morrow & Co., LLC. located at 470 West Avenue, Stamford, CT 06902, for an estimated fee of $5,500, plus out of pocket expenses, to assist in distributing proxy materials and soliciting proxies.

Copies of our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, any amendments to those reports and any other reports filed with or furnished to the SEC also are available on or through our website at *www.competitivetech.net* as soon as reasonably practicable after they are filed with or furnished to the SEC.

Upon written request, we will provide without charge (except for exhibits) to any shareholder of record or beneficial owner of our securities, a copy of our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2011, including the financial statements and schedules thereto. Exhibits to said report will be provided upon payment of fees limited to our reasonable expenses in furnishing such exhibits. Written requests should be addressed to: Secretary, Competitive Technologies, Inc., 1375 Kings Highway East, Suite 400, Fairfield, Connecticut, 06824.

Some brokers and other nominee record holders may be participating in the practice of "householding" corporate communications to shareholders, such as proxy statements and annual reports. This means that only one copy of this Proxy Statement, including the Notice of Internet Availability of Proxy Materials, may have been sent to multiple shareholders in your household. We promptly will deliver a separate copy of this Proxy Statement to you if you call or write us at the following address or phone number: Secretary, Competitive Technologies, Inc., 1375 Kings Highway East, Suite 400, Fairfield, Connecticut, 06824, telephone: (203) 368-6044. If in the future you want to receive separate copies of our corporate communications to shareholders, such as the Notice of Internet Availability of Proxy Materials, proxy statements and annual reports, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your broker or other nominee record holders, or you may contact us at the above address and phone number.

The Board of Directors is not aware of any matter that is to be presented for action at the meeting other than the matters set forth herein. Should any other matters requiring a vote of the shareholders arise, the proxies in the enclosed form confer upon the person or persons entitled to vote the shares represented by such proxies' discretionary authority to vote the same in respect of any such other matters in accordance with their best judgment in the interest of CTTC.

By Order of the Board of Directors,

Johnnie D. Johnson
Chief Executive Officer

Dated: April 13, 2012

